RGC Resources, Inc.

519 Kimball Avenue, N.E.

P.O. Box 13007

Roanoke, Virginia 24030

(540) 777-4427

NASDAQ: RGCO

August 21, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara Ransom, Assistant Director, Office of Consumer Products

Scott Anderegg, Attorney-Advisor

Lisa M. Kohl

Re:	RGC Resources, Inc.

Registration Statement on Form S-3

Filed August 10, 2017

File No. 333-219876

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, RGC Resources, Inc. (the “Company”) respectfully requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission to Wednesday, August 23, 2017, at 2:00 p.m. Eastern Time, or as soon as practicable thereafter.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Jane Whitt Sellers of McGuireWoods LLP, at (804) 775-1054 and that such effectiveness also be confirmed in writing by email to Jane Whitt Sellers at jsellers@mcguirewoods.com.

Very truly yours,

RGC RESOURCES, INC.

By:	/s/ John S. D’Orazio
John S. D’Orazio
President and Chief Executive Officer

United States Securities and

  Exchange Commission

August 21, 2017

cc:	Paul W. Nester

Jane Whitt Sellers

David A. Rivard